UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2021

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

We wish to inform you that the Board of Directors of the Company, at its meeting held July 26, 2021, have considered, and approved the following projects:

1.	BALCO: Smelter expansion by 414KTPA

414 KTPA smelter expansion, subject to requisite Government approvals, at the cost of  ~₹ 6611 Crores which will help to reach 92% VAP portfolio at location.

This includes investment made to build new township for improved safety and security.

2.	Jharsuguda: Carbon Plant Adequacy

Business will set up a new Carbon facility at the cost of  ~₹ 635 Crores instead of debottlenecking (approved in May 2021 as part of 100 KTPA  ~₹ 210 Crores) for sustaining reliability and catering anode for 1.78 MTPA with future scalability to 2 MTPA.

We request you to kindly take the above information on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2021	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
Name: Prerna Halwasiya
Title: Company Secretary & Compliance Officer